K9 3/81

Rec'd 2/25/2002

So 3/8/02

02019128

SECURI[TIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-26416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 25 2002
535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Funding, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Eubank + Betts
(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FUNDING, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

SEC MAIL RECEIVED FEB 25 2002 SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
American Funding, Inc.
Raleigh, North Carolina

We have audited the accompanying statements of financial condition of American Funding, Inc. as of December 31, 2001 and 2000 and the related statements of income, changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funding, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 28, 2002

AMERICAN FUNDING, INC.

Statements of Financial Condition

ASSETS

	December 31	
	2001	2000
Cash	$ 59,815	$ 76,833
Accounts receivable	-	49,575
Equipment at cost less accumulated depreciation	419	559
Total assets	$ 60,234	$126,967

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities:		
Accrued commissions	$ -	$ 24,788
Payable to affiliate	11,202	-
Current provision for income taxes	21,386	39,852
Accounts payable	-	834
Total liabilities	32,588	65,474
Stockholder's equity:		
Common stock - $1 par value; 100,000 shares authorized; 2,000 shares issued and outstanding	2,000	2,000
Additional paid in capital	22,500	22,500
Retained earnings	3,146	36,993
Total stockholder's equity	27,646	61,493
Total liabilities and stockholder's equity	$ 60,234	$126,967

See accompanying notes to financial statements.

AMERICAN FUNDING, INC.

Statements of Income

	Year Ended December 31	
	2001	2000
Revenues:		
Service fees	$126,184	$ 358,572
Commissions and brokerage	46,554	110,017
Broker service fees	72,869	53,082
Interest income	1,071	1,807
Total revenues	246,678	523,478
Expenses:		
Commissions	96,488	227,619
Depreciation	140	140
Dues and subscriptions	1,810	986
Insurance	3,774	2,604
Office supplies and postage	4,579	7,470
Printing	8,245	23,333
Professional fees	8,565	4,267
Profit sharing expense	500	-
Rent	12,500	-
Salaries	12,500	25,000
Taxes and licenses	6,686	7,948
Telephone	2,015	3,883
Travel	181	11,864
Total expenses	157,983	315,114
Net income before income taxes	88,695	208,364
Income tax expense	34,542	39,852
Net income	$ 54,153	$168,512

See accompanying notes to financial statements.

AMERICAN FUNDING, INC.

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2001	2000
Common stock:		
Balance, beginning of year	$ 2,000	$ 2,000
Changes during year	-	-
Balance, end of year	2,000	2,000
Additional paid in capital:		
Balance, beginning of year	22,500	22,500
Additions during year	-	-
Balance, end of year	22,500	22,500
Retained earnings:		
Balance, beginning of year`	36,993	68,481
Dividends declared and paid	(88,000)	(200,000)
Net income for year	54,153	168,512
Balance, end of year	3,146	36,993
Total stockholder's equity	$ 27,646	$ 61,493

See accompanying notes to financial statements.

AMERICAN FUNDING, INC.

Statements of Cash Flows

	Year Ended December 31 2001	Year Ended December 31 2000
Cash flows from (used for) operating activities:		
Net income	$ 54,153	$ 168,512
Adjustment to reconcile net income to cash provided by operating and activities:		
Depreciation	140	140
Changes in assets and liabilities during the year:		
(Increase) decrease in accounts receivable	49,575	(49,575)
Increase (decrease) in accounts payable	(834)	833
Increase (decrease) in accrued commissions	(24,788)	13,238
Increase (decrease) in current provision for income taxes	(18,466)	31,454
Cash flows from operating activities	59,780	164,602
Cash flows from (used for) investing activities:		
Payments for the purchase of equipment	-	(698)
Cash flows from (used for) financing activities	-	(698)
Cash flows from (used for) financing activities:		
Advances from (repayment to) affiliate	11,202	(3,500)
Dividends declared and paid	(88,000)	(200,000)
Cash flows from (used for) financing activities	(76,798)	(203,500)
Net increase (decrease) in cash and equivalents during period	(17,018)	(39,596)
Cash and equivalents, beginning of year	76,833	116,429
Cash and equivalents, end of year	$ 59,815	$ 76,833
Supplemental disclosures:		
Interest paid during year	$ -	$ -
Income taxes paid during year	$ 53,006	$ 8,398

See accompanying notes to financial statements.

AMERICAN FUNDING, INC.

Statements of Changes in Subordinated Borrowings

	Year Ended December 31	
	2001	2000
Subordinated liabilities, beginning of year	$ -	$ -
Changes during year	-	-
Subordinated liabilities, end of year	$ -	$ -

See accompanying notes to financial statements.

AMERICAN FUNDING, INC.

Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America in place for the years ended December 31, 2001 and 2000.

Organization, nature of business and market concentrations:

The Company was incorporated on July 6, 1979, under the laws of the State of North Carolina. The purposes for which the company was organized were to carry on the business of a dealer or financial agent in the sale, transfer, or exchange of stocks, shares, debentures, bonds, mortgages and the like. The Company engages in origination and brokerage activities primarily for churches in North Carolina, South Carolina, and Virginia.

On July 31, 1981, the Company registered with the Securities and Exchange Commission as a broker or dealer pursuant to Section 15(a) of the Securities Exchange Act of 1934.

Effective June 29, 1998, all of the Company's common stock was purchased by RLC Holding Company, a Mississippi corporation, which also owns 100 percent of the outstanding common stock of Rives, Leavell & Co., Inc., a qualified broker-dealer of churches and non-profit organizations across the continental U.S.A, with its home office in Jackson, Mississippi. The price of the common stock paid by RLC Holding Company was $75,000.

Under terms of the stock purchase agreement, substantially all employees of American Funding, Inc. became employees of American Funding, Inc. or Rives, Leavell & Co., Inc. Additionally, employment, non-competition, and consulting agreements were consummated with the former President of American Funding, Inc.

Note 1 - Summary of significant accounting policies (Continued):

Recognition of revenues and expenses and basis of presentation:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of minimum escrow requirements of bond issuances. This escrow amount is normally a minimum of 50 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage against the property of the Issuer.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers cash on hand and amounts due from banks to be cash and cash equivalents. During the year, the Company had bank balances in excess of insured limits prescribed by the Federal Deposit Insurance Company.

Advertising costs:

The Company follows the practice of expensing all advertising costs as incurred.

Income taxes:

The Company files consolidated income tax returns with its parent corporation, with respective allocations of income tax expense being made to all companies included in the returns, based upon their respective share of consolidated taxable income.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AMERICAN FUNDING, INC.
Notes to Financial Statements
December 31, 2001 and 2000

Note 2 – Income taxes

The provision for income tax expense is comprised of the following:

	Year Ended December 31	
	2001	2000
Currently payable:		
Federal	$ 16,944	$ 28,650
State	17,598	11,202
	$34,542	$ 39,852

Aggregate income tax expense (benefit) for the consolidated group of Rives, Leavell & Co., Inc., American Funding, Inc., and RCL Holding Company, Inc. is detailed as follows:

	Year Ended December 31	
	2001	2000
Currently payable (refundable)	$ 18,072	$ -
Deferred	(1,597)	-
	$ 16,475	$ -

A reconciliation of income taxes at statutory rates to income tax expense follows:

	Year Ended December 31	
	2001	2000
Federal income taxes at maximum statutory rate	$ 30,156	$ 74,272
Effect of different Federal income tax brackets	(13,260)	(44,270)
Permanent and other differences	48	(1,352)
State income taxes	17,598	11,202
Income tax expense	$ 34,542	$ 39,852

As of December 31, 2001, the consolidated group had an unused net operating loss carryover of approximately $131,000, expiring in 2015. Due to statutory provisions, deductions resulting from the operating loss carryover are restricted to the consolidated group.

Note 3 - Net capital requirements:

As a registered broker-dealer, American Funding, Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2001, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 119.70 percent. Its net capital was $27,227.

At December 31, 2001, the Company's debt to debt-equity ratio was zero.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by American Funding, Inc. All bond issues directed by American Funding, Inc. during the years ended December 31, 2001 and 2000 were served by Reliance Trust Company as Registrar, and Paying, Escrow, and Disbursing Agent.

Under the terms of the agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fee revenue from Reliance Trust Company.

Note 5 – Related party transactions:

During 2000, American Funding, Inc. engaged in transactions with Foundation Capital Resources, Inc., a real estate investment trust managed by One Capital Advisors, LLC. The shareholders/members of American Funding, Inc. and One Capital Advisors, LLC are currently negotiating an exchange of equity interests, resulting in common ownership of interests of the entities. During 2000, certain bonds underwritten by American Funding, Inc. were pledged as collateral to Foundation Capital Resources, Inc. for loans to the church issuers. In connection with these loans during 2000, the Company expended $67,593 to Foundation Capital Resources, Inc. There were no such transactions during 2001.

Additionally, during 2001, the Company paid office rent amounting to $12,500 to Leawell, LLC, an entity partially owned by one of the shareholders of RLC Holding Company.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
American Funding, Inc.
Raleigh, North Carolina

Our report on our audit of the basic financial statements of American Funding, Inc. for 2001 appears on Page 2. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 28, 2002

Schedule 1

AMERICAN FUNDING, INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Net capital	
Total stockholder's equity	$ 27,646
Deductions and charges:	
Less non-allowable assets:	
Equipment, net of accumulated depreciation	(419)
Net capital	$ 27,227
Aggregate indebtedness	
Items included in the statement of financial condition:	
Payable to affiliate	$ 11,202
Current provision for income taxes	21,386
	$ 32,588
Computation of basic net capital requirements	
Minimum net capital required	$ 5,000
Excess net capital	$ 22,227
Ratio of aggregate indebtedness to net capital	119.70%
Debt to debt-equity ratio	-

See accompanying notes to financial statements.

Schedule 2

AMERICAN FUNDING, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

A reconciliation of net capital per Part IIA of the quarterly December 31, 2001 FOCUS, as originally filed, and the capital computation as reported in Schedule 1 of this report, is not necessary, as both amounts are in agreement.

See accompanying notes to financial statements.

Schedule 3

AMERICAN FUNDING, INC.

Customer Protection Reserve Requirement
December 31, 2001

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Subparagraph (k)(2)(l), the Company is exempt from the Customer Protection Reserve requirement.

See accompanying notes to financial statements.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
American Funding, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statement and supplemental schedules of American Funding, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 28, 2002